

09056572

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 53514

FACING PAGE
Information Required or Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/08___ AND ENDING ___12/31/08___
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

	OFFICIAL USE ONLY

First National Capital Markets, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1620 Dodge Street
                              (No. and Street)

Omaha   Nebraska   68197
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. David Cota, President   (402) 602-7485
                                                          (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Deloitte & Touche LLP
                        (Name – *if individual, state last, first, middle name*)

1601 Dodge Street, Suite 3100   Omaha   Nebraska   68102
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a5(e)(2).

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Cota, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First National Capital Markets, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A _____

_____
Name

President _____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First National Capital Markets, Inc.

(SEC I.D. No. 8-53514)

Statement of Financial Condition as of December 31, 2008, and Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT**

Deloitte.

Deloitte & Touche LLP

First National Tower
1601 Dodge Street, Ste. 3100
Omaha, NE 68102-9706
USA

Tel: +1 402 346 7788
Fax: +1 402 342 1820
www.deloitte.com

Wells Fargo Center
1248 O Street, Ste. 716
Lincoln, NE 68508-1424
USA

Tel: +1 402 474 1776
Fax: +1 402 474 0365
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
First National Capital Markets, Inc.
Omaha, Nebraska

We have audited the accompanying statement of financial condition of First National Capital Markets, Inc. (the "Company") as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of First National Capital Markets, Inc. at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2009

FIRST NATIONAL CAPITAL MARKETS, INC.
(SEC I.D. No. 8-53514)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

CASH AND CASH EQUIVALENTS	$4,156,863
RECEIVABLES:	
Commissions	1,169,667
Affiliate (Note 4)	137,932
Income taxes	37,457
Other	11,938
Total receivables	1,356,994
PREPAID EXPENSES AND OTHER ASSETS	49,474
PROPERTY AND EQUIPMENT — Net (Note 3)	1,727
INVESTMENT IN PARTNERSHIP (Note 6)	368,970
TOTAL	$5,934,028

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued expenses and other liabilities	$ 139,594
Accrued compensation and benefits	915,603
Affiliate accounts payable (Note 4)	97,581
State taxes payable	17,878
Total liabilities	1,170,656

COMMITMENTS AND CONTINGENCIES (Note 7)

STOCKHOLDER'S EQUITY:	
Common stock, $1.00 par value; 10,000 shares authorized, issued and outstanding	10,000
Additional paid-in capital	640,000
Retained earnings	4,113,372
Total stockholder's equity	4,763,372
TOTAL	$5,934,028

The accompanying notes are an integral part of the statement of financial condition.

FIRST NATIONAL CAPITAL MARKETS, INC.
(SEC I.D. No. 8-53514)

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

First National Capital Markets, Inc. (the "Company") is a wholly-owned subsidiary of First National Investment Banking, Inc. ("FNIB") which is a wholly-owned subsidiary of First National of Nebraska, Inc. (the "Parent Company"). The Company is engaged in the purchase and sale of an array of financial products including fixed income and money market securities primarily to institutional clientele. In addition, the Company offers services including bond accounting, portfolio analysis, financial reporting, and safekeeping. Service fees result from amounts collected from independent contract brokers for processing securities trades and from amounts collected for administrative and compliance services. The Company executed and cleared trades through First National Bank of Omaha, a majority-owned subsidiary of the Parent Company, through March of 2008. Beginning in April of 2008, the Company executes and clears trades through an independent third party clearing firm.

The Company is registered with the Securities and Exchange Commission (the "SEC") and operates as a separate entity as a registered member of the Financial Industry Regulatory Authority, Inc., ("FINRA").

The Company is exempt (under paragraph (k)(2)(i)) from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934.

Use of Estimates — The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents — The Company considers all highly liquid investments with a maturity of three months or less when acquired to be cash equivalents.

Securities Transactions — Securities transactions are recorded on a trade-date basis.

Income Taxes — The Company is included in the consolidated income tax return of the Parent Company. Under the liability method used to calculate income taxes, the Company provides deferred taxes for differences between the financial statement carrying amounts and tax bases of existing assets and liabilities by applying currently enacted statutory rates which are applicable to future periods.

Deferred taxes relate to employee benefits, depreciation and amortization. Deferred taxes of approximately $20,000 are reflected in other liabilities on the statements of financial condition.

In July 2006, the FASB issued FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes*" ("FIN 48"). FIN 48 is an interpretation of FASB Statement No. 109, "*Accounting for Income Taxes*," and it seeks to reduce the diversity in practice associated with certain aspects of measurement and recognition in accounting for income taxes. In addition, FIN 48 provides guidance on derecognition, classification, interest and penalties, and accounting in interim periods and requires expanded disclosure with respect to the uncertainty in income taxes. FIN 48 was effective as of the beginning of the

Company's 2007 fiscal year. The Company had no cumulative effect from the adoption of FIN 48 on January 1, 2007. The Company has no liability recorded at December 31, 2008 for uncertainty in income taxes.

2. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. Although nonclearing broker-dealers generally have a minimum net capital requirement of $100,000, the FINRA has informed the Company that it must maintain minimum net capital of $250,000. Net capital, net capital requirement, and net capital ratio may fluctuate on a daily basis. At December 31, 2008, the Company had net capital of $3,212,271 and a net capital requirement of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.36 to 1.

3. PROPERTY AND EQUIPMENT

The Company's property and equipment as of December 31, 2008, consisted of the following:

Furniture and equipment	$ 13,921
Computer equipment	20,972
Software	360,907
	395,800
Accumulated depreciation and amortization	(394,073)
Net property and equipment	$ 1,727

4. RELATED PARTY TRANSACTIONS

The Company provides services to other affiliates of the Parent Company, including First National Bank of Omaha (FNBO). These services include federal funds transfers, bond accounting, portfolio trades, repurchase agreements and negotiable certificates of deposit dealer services, and commercial paper management. At December 31, 2008, approximately $138,000 was due to the Company from affiliates for services provided.

In addition, the Company has a service agreement with the Parent Company and FNBO in which FNBO provides the Company with certain services including trade execution and clearing, purchasing, personnel, general ledger, website development, financial services, executive support, financial, operational and information systems audit services, compliance audit and consulting services, branding/trademark modifications and miscellaneous other corporate services. The Company is billed for such services based on various allocation methods. At December 31, 2008, the Company owed its affiliates approximately $98,000 for services provided.

At December 31, 2008, the Company held cash of approximately $498,000 with FNBO.

Transaction terms with related parties are not necessarily indicative of the terms that would be present if the parties were unrelated.

5. EMPLOYEE BENEFIT PLANS

Employees of the Company participate in employee benefit plans sponsored by the Parent Company. Among them is a noncontributory defined benefit pension plan. The Company is allocated its share of the cost of this plan. As of December 31, 2008, the Company had remitted all amounts related to its share of the benefit obligation to the Parent Company; therefore, no liability existed.

In addition to providing pension benefits, the Parent Company also sponsors postretirement medical and death benefits to retired employees meeting certain eligibility requirements. The medical plan is contributory, whereby the retired employee pays a portion of the health insurance premium, and contains other cost-sharing features such as deductibles and coinsurance. The Company is allocated its share of costs for the postretirement benefit plan. At December 31, 2008, the Company's share of the benefit obligation was approximately $16,300, which is recorded as a liability on the statement of financial condition.

In addition to the pension and postretirement benefit plans, the Parent Company also has a contributory defined contribution plan which covers substantially all employees. The Company is allocated its share of costs for the defined contribution plan. At December 31, 2008, the Company's share of the obligation was approximately $63,000, which is recorded as a liability on the statement of financial condition.

6. INVESTMENT IN PARTNERSHIP

The Company has an interest in a limited partnership. The Company's partnership interest is less than 7% of the partnership's total capital and is accounted for at cost, $368,970. The Company assesses this investment for impairment on an annual basis.

7. COMMITMENTS AND CONTINGENCIES

The Company may be involved in various legal matters in the normal course of its business. At December 31, 2008, management does not believe that any such matters, either individually or in the aggregate, will materially affect the Company's financial position.

* * * * * *

February 25, 2009

To the Board of Directors and Stockholder of
First National Capital Markets, Inc.
Omaha, Nebraska

In planning and performing our audit of the financial statements of First National Capital Markets, Inc. (the "Company") as of and for the year ended December 31, 2008 (on which we issued our report dated February 25, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

Omaha, Nebraska